City e-Solutions Limited

ces.

06016276

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

11 August 2006

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

Dear Sir,

We are pleased to enclose copy of announcement, dated 8 August 2006, for your information:

--- City e-Solutions Limited – 2006 Interim Results

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

2006 INTERIM RESULTS – ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with comparative figures.

	Note	Six months ended 30 June 2006 HK$'000	2005 HK$'000
Turnover	2	33,112	40,214
Cost of sales		(4,157)	(13,605)
Gross profit		28,955	26,609
Other net income/(expense)	3	15,543	(14,052)
Administrative expenses	3	(21,919)	(20,942)
Profit/(loss) before taxation	3	22,579	(8,385)
Income tax	4	(54)	—
Profit/(loss) after taxation		22,525	(8,385)
Attributable to:			
Equity shareholders of the company		21,913	(8,928)
Minority interests		612	543
		22,525	(8,385)
Earnings per share	6		
Basic		5.72 cents	-2.33 cents

Consolidated Balance Sheet at 30 June 2006 - unaudited

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000
Non-current assets		
Property, plant and equipment	6,755	4,785
Intangible assets	311	343
Total non-current assets	7,066	5,128
Current assets		
Other financial assets	149,506	118,048
Trade and other receivables	19,605	21,907
Cash and cash equivalents	476,326	497,335
	645,437	637,290
Current liabilities		
Trade and other payables	(22,222)	(23,571)
Provision for taxation	(1,113)	(1,025)
	(23,335)	(24,596)
Net current assets	622,102	612,694
NET ASSETS	629,168	617,822
~~CAPITAL AND RESERVES~~		
Share capital	383,126	383,126
Reserves	217,340	206,655

5. **Dividends**

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2006 (2005: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June 2006 HK$'000	2005 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2005: HK 3 cents) per share	11,494	11,494

6. **Earnings per share**

a) **Basic earnings per share**

The calculation of basic earnings per share is based on profit/(loss) attributable to equity shareholders of the company *HK$21.9 million* (2005: HK($8.9) million) and on 383,125,524 (2005: 383,125,524) ordinary shares in issue during the period.

b) **Diluted earnings per share**

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group, through its 85% subsidiary, *SWAN Holdings Limited Group* ("SWAN"), has most of its operating activities in the United States. For the period under review, SWAN's operating revenue contribution of HK$20.3 million to the Group's revenue has declined as compared with HK$28.9 million in the previous corresponding period. The reduction in revenue was mainly due to *decrease in revenue of Sceptre (electronic reservation services)* which ceased providing hotel reservation services to 14 M&C hotels in the US. However, with higher interest income, SWAN contributed a higher pre-tax profit of HK$4.1 million as compared with HK$3.6 million in the previous corresponding period.

SWAN's business *development focus on Richfield, the hotel management* unit of SWAN, continues to bear fruit. For the first half of 2006, Richfield, has successfully added 2 multi-year management contracts adding a net 538 rooms to the portfolio. These new 2 contracts will start contributing to the turnover of SWAN in the second half of 2006. As at June 30, 2006, Richfield is managing 26 hotels representing more than 5,700 rooms.

In response to the increasing demand for revenue management services, in May 2006, SWAN launched The Elise Group, a consultancy group with a focus on revenue management for the lodging industry in the US. The Elise Group will adopt a collaborative partnership approach to help owners, developers, and hotel *management groups* and property level teams improve the top line revenue for their hotels, while adding value to the ownerships' assets.

Financial Commentary

Group Performance

The Group recorded a lower revenue of HK$33.1 million, a decrease of 17.7%, as compared with HK$40.2 million in the previous corresponding period, *due mainly to reduction in revenue of Sceptre* which ceased providing hotel reservation services to 14 M&C hotels in the US. However, the Group reported a net profit attributable to equity shareholders of the company of HK$21.9 million, as compared to a net loss of HK$8.9 million in the previous corresponding period. The Group's profit can be attributed to the *unrealised gain on remeasuring* the Group's investment securities to fair value as at 30th June 2006 and the realised translation exchange gain on the Sterling Pound time deposit.

The investment securities and time deposits held by the Company returned investment income amounting to HK$11.8 million during the period under review as compared with HK$8.3 million in the previous corresponding period. In line with the accounting treatment, unrealised gain of HK$10.2 million was reported as a result of remeasuring the Group's investment securities to fair value as at 30th June 2006 as compared with HK$9.8 million unrealised loss in the previous corresponding period. This, together with the realised translation exchange gain, resulted in a total Net Other Income of HK$15.5 million for the period under review as compared with a Net Other Expenses of HK$14.1 million reported in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2006, the Group's gross assets stood at HK$652.5 million, increase from *HK$642.4 million* as at 31 December 2005.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

	2006	2005
Current assets		
Other financial assets	149,506	118,048
Trade and other receivables	19,605	21,907
Cash and cash equivalents	476,326	497,335
	645,437	637,290
Current liabilities		
Trade and other payables	(22,222)	(23,571)
Provision for taxation	(1,113)	(1,025)
	(23,335)	(24,596)
Net current assets	622,102	612,694
NET ASSETS	629,168	617,822
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	217,340	206,655
Total equity attributable to equity shareholders of the Company	600,466	589,781
Minority interests	28,702	28,041
TOTAL EQUITY	629,168	617,822

Notes: -

1. This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, *Interim financial reporting*, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 7 August 2006.

2. Included in total revenue are dividends and interest income amounting to HK$11.8 million (2005: HK$8.3 million). The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

a) **Principal Activities**

	Investment Holding Six months ended 30 June 2006 HK$'000	2005 HK$'000	Hospitality Related Services Six months ended 30 June 2006 HK$'000	2005 HK$'000	Consolidated Six months ended 30 June 2006 HK$'000	2005 HK$'000
Revenue from external customers	11,250	8,141	21,862	32,073	33,112	40,214
Profit/(loss) before taxation	21,101	(10,226)	1,478	1,841	22,579	(8,385)
Income tax					(54)	—
Profit/(loss) after taxation					22,525	(8,385)
Depreciation and amortisation for the period	398	482	248	237	646	719

b) **Geographical Locations of Operations**

	Group Turnover Six months ended 30 June 2006 HK$'000	2005 HK$'000	Profit/(loss)before tax Six months ended 30 June 2006 HK$'000	2005 HK$'000
Hong Kong	7,890	6,351	17,820	(12,260)
Singapore	1,572	3,144	628	275
United States	23,650	30,719	4,131	3,600
	33,112	40,214	22,579	(8,385)

3. **Profit/(loss) before taxation**

Profit/(loss) before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2006 HK$'000	2005 HK$'000
Depreciation of fixed assets	615	686
Amortisation of intangible assets	31	33
Dividends and interest income	(11,811)	(8,346)
Exchange (gain)/loss (net)	(5,158)	4,381
Net gain on sale of fixed assets	(16)	(102)
Net gain on sale of trading securities	(55)	—
Net unrealised (gain)/loss on stating trading securities at fair value	(10,189)	9,773

4. **Income tax**

	Six months ended 30 June 2006 HK$'000	2005 HK$'000
Current tax – Hong Kong Profits Tax	—	—
Current tax - Overseas	54	—
	54	—

The provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2006, the Group has not recognised deferred tax assets in respect of tax losses of HK$71.6 million (31 December 2005: HK$70.7 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

Group Performance

The Group recorded a lower revenue of HK$33.1 million, a decrease of 17.7%, as compared with HK$40.2 million in the previous corresponding period, due mainly to reduction in revenue of Sceptre which ceased providing hotel reservation services to 14 M&C hotels in the US. However, the Group reported a net profit attributable to equity shareholders of the company of HK$21.9 million, as compared to a net loss of HK$8.9 million in the previous corresponding period. The Group's profit can be attributed to the unrealised gain on remeasuring the Group's investment securities to fair value as at 30th June 2006 and the realised translation exchange gain on the Sterling Pound time deposit.

The investment securities and time deposits held by the Company returned investment income amounting to HK$11.8 million during the period under review as compared with HK$8.3 million in the previous corresponding period. In line with the accounting treatment, unrealised gain of HK$10.2 million was reported as a result of remeasuring the Group's investment securities to fair value as at 30th June 2006 as compared with HK$9.8 million unrealised loss in the previous corresponding period. This, together with the realised translation exchange gain, resulted in a total Net Other Income of HK$15.5 million for the period under review as compared with a Net Other Expenses of HK$14.1 million reported in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2006, the Group's gross assets stood at HK$652.5 million, increase from HK$642.4 million as at 31 December 2005.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash outflow included dividend paid of HK$11.5 million. The cash outflow on investing activities amounted to HK$23.9 million due mainly to purchase of bond securities. Consequently, the Group reported cash and cash equivalents of HK$476.3 million as at 30 June 2006, down from HK$497.3 million as at 31 December 2005.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2006, the Group had 38 employees, up from 36 as at the end of the last financial year ended 31 December 2005. The total payroll costs for the period under review was HK$13.9 million.

Prospects

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy and hospitality industry are expected to continue to grow steadily in the second half of 2006. Therefore, SWAN's business units should benefit from the improving economy and industry in the second half of the year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities.

In the face of a high level of sales of hotels in the United States market, the gain and loss of management contracts (due to change of ownership) in Richfield's portfolio will heighten. Richfield is working on several potential contracts and is optimistic of converting some of these into multi-year contracts in the second half of the year. In a competitive electronic distribution market, Sceptre is now moving towards focusing on clients that provide higher transactional volume, rather than the number of clients. To broaden our spectrum of services, the newly created Elise Group has entered into alliances with certain industry partners. We expect to sign revenue management consulting contracts with several upscale hotels in the second half of the year as a result of these alliances.

The Group will continue to pursue investment opportunities to deploy its cash resources. Barring unforeseen circumstances, the Group's performance in respect of its hospitality related operations should remain profitable in the second half of 2006.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2006.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

As disclosed in 2005 Annual Report, the Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Amendments to the Articles of Association of the Company (the "Amendments") have been made to reflect the requirements under the code provision A.4.2 on the retirement of all directors by rotation at least once every three years. The Amendments were approved at the annual general meeting held on 20 April 2006 ("2006 AGM"). Although the current non-executive directors are not appointed for a specific term, they are subject to retirement by rotation and re-election at annual general meeting at least once every three years. Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the 2006 AGM, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr Kwek Leng Peck to chair the meeting on his behalf. Questions raised by shareholders in the 2006 AGM were answered to the full satisfaction of shareholders by the chairman of the meeting together with 2 executive directors.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 7 August 2006